Mail Stop 4561

						December 29, 2005

VIA U.S. MAIL AND FAX (301)468-3180

H. William Willoughby
Director, President and Secretary
Capital Realty Investors II, LTD Partnership
11200 Rockville Pike
Rockville, Maryland 20852

Re:	Capital Realty Investors II, LTD Partnership
	File No. 000-11973
      Form 10-K for Fiscal Year Ended
	December 31, 2004
	Form 10-Q for Quarterly Periods Ended
	March 31, 2005, June 30, 2005 & September 30, 2005

Dear Mr. Willoughby:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Exhibit 99 Reports of Other Auditors

1. With respect to the audits performed of your limited partnerships tell us how you considered PCAOB Release 2003-007 and the fact that under this rule, "all U.S. public accounting firms must be registered with the Board if they wish to prepare or issue audit reports on U.S.
public companies, or to play a substantial role in the preparation or issuance of such reports, after October 22, 2003." Additionally tell us how your other auditors considered the need to refer to PCAOB audit standards in their reports in accordance with PCAOB AS #1.



*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3414 if you have questions.



								Sincerely,



      Jorge L. Bonilla
      Senior Staff Accountant



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H. William Willoughby
Capital Realty Investors II, LTD. Partnership
December 29, 2005
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